September 23, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of RBC BEARINGS INCORPORATED, under the Exchange Act of 1934:

- Common Stock, par value $0.01 per share

- 5.00% Series A Mandatory Convertible Preferred Stock, par value $0.01 per share

Sincerely,

